                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)(1)

                               NASHUA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    631226107
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  March 1, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         Note.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 24 Pages)

----------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------                                ------------------------
CUSIP No. 631226107                   13D                     Page 2 of 24 Pages
------------------------                                ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  507,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              507,200
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    507,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 631226107                   13D                     Page 3 of 24 Pages
------------------------                                ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  507,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              507,200
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                    507,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 631226107                   13D                     Page 4 of 24 Pages
------------------------                                ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  507,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              507,200
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    507,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 631226107                   13D                     Page 5 of 24 Pages
------------------------                                ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  519,702
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              519,702
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    519,702
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 631226107                   13D                     Page 6 of 24 Pages
------------------------                                ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S. Citizen
--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                 0
   OWNED BY    -----------------------------------------------------------------
     EACH          8     SHARED VOTING POWER
  REPORTING
 PERSON WITH                  0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 631226107                   13D                     Page 7 of 24 Pages
------------------------                                ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CLINTON J. COLEMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 631226107                   13D                     Page 8 of 24 Pages
------------------------                                ------------------------

         The following statement constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the  "Statement").  Except as specifically  amended by this Amendment No. 2, the Statement remains in full force and effect.

         Item 2 is hereby amended and restated to read as follows:

Item 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Statement is jointly filed by Newcastle Partners,  L.P., a
Texas limited  partnership ("NP"),  Newcastle Capital Management,  L.P., a Texas
limited partnership  ("NCM"),  Newcastle Capital Group,  L.L.C., a Texas limited liability  company  ("NCG"),  Mark E.  Schwarz,  Steven J. Pully and  Clinton J.
Coleman  (collectively,  the "Reporting  Persons").  Because Mark Schwarz is the
managing  member of NCG, which is the general partner of NCM (with Mark Schwarz,
NCG and NCM hereinafter referred to as the "Controlling Persons"), which in turn is the general partner of NP, the Controlling Persons may be deemed, pursuant to
Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), to be the  beneficial  owners of all shares of Common Stock held by NP. The  Reporting
Persons are filing this joint  Statement  as they may be  considered  a "group"
under Section 13(d)(3) of the Act.

         The  principal  occupation  of Mark  Schwarz is serving as the managing member of NCG. The principal business of NCG is acting as the general partner of
NCM. The principal  business of NCM is acting as the general  partner of NP. The principal business of NP is investing in securities. The principal occupation of
Mr.  Pully is serving as  President  of NCM.  The  principal  occupation  of Mr.
Coleman is serving as Vice President of NCM. The principal place of business and principal office for each of the Reporting Persons is 300 Crescent Court,  Suite
1110, Dallas, Texas 75201.

         (d) During the last five years,  none of the Reporting Persons has been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

         (e) During the last five years,  none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction,  and as a  result  of  such  proceeding,  was or is  subject  to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) NP, NCM and NCG are organized under the laws of the State of Texas.
Messrs. Schwarz, Pully and Coleman are citizens of the United States of America.

------------------------                                ------------------------
CUSIP No. 631226107                   13D                     Page 9 of 24 Pages
------------------------                                ------------------------

         Item 4 is hereby amended to add the following:

         On March 1, 2006, NP delivered a letter to the Company  nominating Mark
E.  Schwarz,  Steven  J.  Pully  and  Clinton  J.  Coleman  (collectively,   the
"Nominees"),  as set forth  therein,  for  election  to the  Company's  Board of
Directors at the  Company's  2006 annual  meeting of  stockholders  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements, reschedulings, or continuations thereof (the "Annual Meeting"). A copy of this letter is attached hereto as Exhibit 1 and is  incorporated  herein by reference.

         Item 5 is hereby amended and restated to read as follows:

Item 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a) The aggregate  percentage of shares of Common Stock  reported owned by each person named herein is based upon 6,228,484 shares outstanding, which is the total number shares of Common Stock  outstanding as reported in the Issuer's
Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, as filed with the Securities and Exchange Commission on November 8, 2005.

         As of the close of business  on March 2, 2006,  NP  beneficially  owned
507,200 shares of Common Stock, representing approximately 8.1% of the Company's issued and outstanding Common Stock.

         NCM, as the general  partner of NP, may be deemed to  beneficially  own the  507,200  shares  of Common  Stock  beneficially  owned by NP,  representing approximately 8.1% of the issued and outstanding Common Stock.

         NCG,  as the  general  partner  of NCM,  which  in turn is the  general partner  of NP, may also be deemed to  beneficially  own the  507,200  shares of
Common Stock  beneficially owned by NP,  representing  approximately 8.1% of the issued and outstanding Common Stock.

         Mark  Schwarz,  as the managing  member of NCG, the general  partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially  own the 507,200 shares of Common Stock  beneficially  owned by NP, representing  approximately  8.1% of the issued and outstanding Common Stock. In addition,  Mr.  Schwarz  directly  owns 4,802 shares and  currently  exercisable options to acquire  5,000  shares and 2,700 shares for $5.85 per share and $6.70 per share,  respectively,  which,  together  with the  Common  Stock held by NP, represents approximately 8.3% of the issued and outstanding Common Stock.

         Currently,  neither Mr.  Pully nor Mr.  Coleman  beneficially  owns any shares of Common Stock.

         (b) By virtue of his  position  with NP, NCM and NCG,  Mark Schwarz has the sole power to vote and  dispose of the shares of Common  Stock  reported  in this Statement.

         (c)  There  have  been  no  transactions  in the  Common  Stock  by the
Reporting Persons during the past 60 days.

         (d) No person  other  than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, such shares of the Common Stock.

         (e) Not applicable.

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 10 of 24 Pages
------------------------                                ------------------------

         Item 6 is hereby amended to add the following:

         On March 1, 2006, the Reporting Persons entered into a Joint Filing and
Solicitation  Agreement in which,  among other things, (a) the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the  securities  of the  Company,  (b) the parties  agreed to solicit proxies or written  consents  for the  election  of the  Nominees,  or any other person(s)  nominated  by NP, to the  Company's  Board of Directors at the Annual
Meeting, as NP may request (the  "Solicitation"),  and (c) NP agreed to bear all
expenses  incurred  in  connection  with  the  Reporting  Persons'   activities,
including  approved  expenses  incurred by any of the parties in connection with any Solicitation, subject to certain limitations. A copy of the Joint Filing and
Solicitation  Agreement  is  attached  hereto as  Exhibit 2 and is  incorporated herein by reference.

         Item 7 is hereby amended to add the following exhibits:

                  1.  Director Nomination Letter from Newcastle  Partners,  L.P.
                      to Nashua Corporation, dated March 1, 2006.

                  2.  Joint  Filing  and  Solicitation  Agreement  by and  among
                      Newcastle  Partners,  L.P.,  Newcastle Capital Management,
                      L.P.,  Newcastle Capital Group,  L.L.C.,  Mark E. Schwarz,
                      Steven J. Pully and  Clinton J.  Coleman,  dated  March 1,
                      2006.

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 11 of 24 Pages
------------------------                                ------------------------

                                   SIGNATURES

         After due inquiry and to the best of his knowledge and belief,  each of the  undersigned  certifies that the  information set forth in this statement is true, complete and correct.

Dated:  March 3, 2006                    NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         MARK E. SCHWARZ

                                         /s/ Steven J. Pully
                                         ---------------------------------------
                                         STEVEN J. PULLY

                                         /s/ Clinton J. Coleman
                                         ---------------------------------------
                                         CLINTON J. COLEMAN

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 12 of 24 Pages
------------------------                                ------------------------

                                  EXHIBIT INDEX

         Exhibit                                                         Page
         -------                                                         ----

1.       Director Nomination Letter from Newcastle Partners, L.P.       13 to 21
         to Nashua Corporation, dated March 1, 2006.

2.       Joint Filing and Solicitation Agreement by and among           22 to 24
         Newcastle Partners, L.P., Newcastle Capital Management,
         L.P., Newcastle Capital Group, L.L.C., Mark E.
         Schwarz, Steven J. Pully and Clinton J. Coleman, dated
         March 1, 2006.

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 13 of 24 Pages
------------------------                                ------------------------

                            NEWCASTLE PARTNERS, L.P.
                         300 CRESCENT COURT, SUITE 1110
                                DALLAS, TX 75201

                                                                   March 1, 2006

VIA FACSIMILE AND OVERNIGHT COURIER

Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063
Attn: Suzanne L. Ansara, Clerk / Secretary

         Re:      NOTICE OF INTENTION TO NOMINATE INDIVIDUALS FOR ELECTION AS
                  DIRECTORS AT THE 2006 ANNUAL MEETING OF STOCKHOLDERS OF NASHUA
                  CORPORATION

Dear Ms. Ansara:

         This letter shall serve to satisfy the advance notice  requirements  of
Article II, Section 2.17 of the Amended and Restated  By-Laws (the "By-Laws") of
Nashua Corporation ("Nashua") as to the nomination by Newcastle Partners,  L.P., a Texas limited partnership ("Newcastle"), of three (3) nominees for election to the Board of Directors of Nashua (the "Nashua Board") at the 2006 annual meeting of  stockholders  of Nashua or any other  meeting of  stockholders  held in lieu thereof,  and any  adjournments,  postponements,  reschedulings or continuations thereof (the "Annual Meeting").

         This letter and all Exhibits attached hereto are collectively  referred to as the  "Notice."  Newcastle  is the  beneficial  owner of 507,200  shares of common stock, par value $1.00 per share (the "Common Stock"), of Nashua, 1 share of which is held of record by Newcastle.  Through this Notice,  Newcastle hereby nominates and notifies you of its intent to nominate Mark E. Schwarz,  Steven J.
Pully and Clinton J. Coleman (collectively, the "Nominees") to be elected to the
Nashua Board at the Annual Meeting.  Newcastle understands that the terms of six
(6)  directors  currently  serving  on the  Nashua  Board  expire at the  Annual
Meeting.  To the extent  there are in excess of six (6)  vacancies on the Nashua
Board to be filled by election  at the Annual  Meeting or Nashua  increases  the size of the Nashua Board above its existing size,  Newcastle  reserves the right to nominate  additional nominees to be elected to the Nashua Board at the Annual
Meeting.  Additional  nominations  made pursuant to the  preceding  sentence are without  prejudice to the position of Newcastle that any attempt to increase the size of the  current  Nashua  Board  constitutes  an  unlawful  manipulation  of
Nashua's corporate machinery. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason,  this Notice  shall  continue to be effective with respect to the remaining  Nominee(s) and as to any  replacement  Nominee(s)
selected by Newcastle.

         The  information  concerning  Newcastle  and the  Nominees  required by
Article II, Section 2.17 of the By-Laws is set forth below:

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 14 of 24 Pages
------------------------                                ------------------------

(i)               AS TO EACH PERSON THE  STOCKHOLDER  GIVING THE NOTICE PROPOSES
                  TO NOMINATE  FOR  ELECTION OR  REELECTION  AS A DIRECTOR,  ALL
                  INFORMATION  RELATING  TO SUCH  PERSON  THAT IS REQUIRED TO BE
                  DISCLOSED  IN   SOLICITATIONS   OF  PROXIES  FOR  ELECTION  OF
                  DIRECTORS,  OR IS OTHERWISE REQUIRED, IN EACH CASE PURSUANT TO
                  REGULATION  14A UNDER THE SECURITIES AND EXCHANGE ACT OF 1934,
                  AS AMENDED:

                  MARK E.  SCHWARZ  (AGE 45) is the  Chairman,  Chief  Executive
                  Officer and Portfolio Manager of Newcastle Capital Management,
                  L.P. ("Newcastle Management"), a private investment management firm  he  founded  in  1993  that is the  general  partner  of
                  Newcastle.  Mr. Schwarz has served as Chairman of the Board of
                  Hallmark  Financial  Services,  Inc.,  a property and casualty insurance  company,  since  October  2001  and  as  its  Chief
                  Executive  Officer since January 2003. He currently  serves as
                  Chairman  of the Board of Bell  Industries,  Inc.,  a computer systems integrator, Pizza Inn, Inc., a franchisor and food and supply distributor,  and New Century Equity Holdings Corp., an
                  asset   management   company,   and  a   director   of  Nashua
                  Corporation,  a specialty paper,  label and printing  supplies manufacturer,  SL  Industries,  Inc., a power and data quality products manufacturer,  WebFinancial Corporation,  a specialty bank and finance company,  and Vesta Insurance Group,  Inc., a holding  company  for a  group  of  insurance  companies.  The principal  business  address of Mr.  Schwarz is c/o  Newcastle
                  Capital  Management,  L.P.,  300 Crescent  Court,  Suite 1110,
                  Dallas,  Texas  75201.  As the  managing  member of  Newcastle
                  Capital Group, L.L.C. ("Newcastle Group"), the general partner of Newcastle Management,  which in turn is the general partner of Newcastle, Mr. Schwarz has the power to vote and dispose of the  507,200  shares  of  Common  Stock  owned  by  Newcastle.
                  Accordingly,  Mr.  Schwarz may be deemed to be the  beneficial
                  owner  of  the  507,200   shares  of  Common  Stock  owned  by
                  Newcastle,  as well as 4,802  shares  of  Common  Stock  owned directly  by Mr.  Schwarz  and 7,700  shares  of Common  Stock underlying options awarded to Mr. Schwarz in his capacity as a director of Nashua that are exercisable  within 60 days of the date  hereof.  Newcastle  did not effect any  transactions  in securities  of Nashua during the past two years.  Mr.  Schwarz has not  purchased  or sold  during  the  past two  years  any securities of Nashua.

                  STEVEN  J.  PULLY  (AGE 46) has  served  as the  President  of
                  Newcastle Management,  the general partner of Newcastle, since
                  January 2003 and has been with Newcastle  since December 2001.
                  Mr. Pully has served as Chief Executive Officer and a director of New Century  Equity  Holdings  Corp.,  an asset  management company, since June 2004. He has served as a director of Pizza
                  Inn, Inc., a franchisor and food and supply distributor, since
                  December  2002.  From January 2003 to June 2004,  he served as
                  Chief Executive Officer of Pinnacle Frames and Accents,  Inc.,
                  a private  company engaged in mass production of picture frame products.  Mr.  Pully  is  also  a  director  of  Fox &  Hound
                  Restaurant   Group,   a   national   chain  of   entertainment
                  restaurants.  Prior to joining  Newcastle  Management  in late
                  2001,  from  May  2000 to  December  2001,  he was a  managing director in the mergers and acquisitions department of Banc of
                  America Securities,  Inc. and from January 1997 to May 2000 he

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 15 of 24 Pages
------------------------                                ------------------------

                  was a member  of the  investment  banking  department  of Bear
                  Stearns  where he became a senior  managing  director in 1999.
                  Prior to becoming an investment  banker,  Mr. Pully  practiced securities and corporate law at the law firm of Baker & Botts.
                  Mr.  Pully is a CPA, a CFA and a member of the Texas Bar.  The principal  business  address  of Mr.  Pully  is c/o  Newcastle
                  Capital  Management,  L.P.,  300 Crescent  Court,  Suite 1110,
                  Dallas,  Texas 75201. Mr. Pully does not beneficially own, and has not  purchased  or sold  during  the past two  years,  any securities of Nashua and disclaims beneficial ownership of the shares of Common Stock owned by Newcastle.

                  CLINTON J. COLEMAN  (AGE 28) is a Vice  President of Newcastle
                  Management,  the general partner of Newcastle.  Mr. Coleman is also a director of Fox & Hound  Restaurant  Group,  a national chain of entertainment restaurants. Prior to joining Newcastle
                  Management in June 2005, Mr.  Coleman was a portfolio  analyst
                  with  Lockhart   Capital   Management,   L.P.,  an  investment
                  partnership,  from October 2003 to June 2005.  From March 2002 to October  2003,  he was an  associate  with Hunt  Investment
                  Group,  L.P., a private  investment  group.  From June 1999 to
                  March 2002,  he was an analyst and then an associate  with the
                  Mergers &  Acquisitions  Group of UBS. The principal  business address of Mr.  Coleman is c/o Newcastle  Capital  Management,
                  L.P., 300 Crescent Court, Suite 1110, Dallas, Texas 75201. Mr.
                  Coleman does not  beneficially  own, and has not  purchased or sold during the past two years,  any  securities of Nashua and disclaims  beneficial  ownership of the shares of Common Stock owned by Newcastle.

                  On March 1, 2006, Newcastle,  Newcastle Management,  Newcastle
                  Group, Mark E. Schwarz, Steven J. Pully and Clinton J. Coleman
                  (collectively,  the  "Group")  entered into a Joint Filing and
                  Solicitation  Agreement in which,  among other things, (a) the parties  agreed to the joint  filing on behalf of each of them of statements  on Schedule 13D with respect to the  securities of  Nashua,  (b) the  parties  agreed to  solicit  proxies  or written  consents  for the  election of the  Nominees,  or any other person(s) nominated by Newcastle, to the Nashua Board at the Annual Meeting as Newcastle may request, and (c) Newcastle agreed to bear all expenses  incurred in  connection  with the
                  Group's  activities,  including  approved expenses incurred by any  of the  parties  in  connection  with  any  solicitation, subject to certain limitations.

                  Other  than as stated  herein,  there are no  arrangements  or understandings between Newcastle and each Nominee or any other person or persons pursuant to which the nominations  described herein are to be made, other than the consents by the Nominees to serve as  directors  of  Nashua if  elected  as such at the
                  Annual  Meeting,  attached hereto and  incorporated  herein by reference.  Reference is made to the Schedule 13D, as amended, filed  and  to be  filed  with  the  Securities  and  Exchange
                  Commission  by the members of the Group with respect to Nashua for additional information regarding the members of the Group.

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 16 of 24 Pages
------------------------                                ------------------------

                  Except as set forth in this  Notice  (including  the  Exhibits hereto),  (i)  during the past 10 years,  no Nominee  has been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors);  (ii) no Nominee directly or  indirectly  beneficially  owns any  securities  of Nashua;
                  (iii) no Nominee owns any securities of Nashua which are owned of record but not beneficially;  (iv) no Nominee has purchased or sold any  securities  of Nashua  during the past two years;
                  (v) no part of the  purchase  price  or  market  value  of the securities  of Nashua owned by any Nominee is  represented  by funds  borrowed  or  otherwise  obtained  for the  purpose  of acquiring or holding such  securities;  (vi) no Nominee is, or
                  within   the  past  year  was,   a  party  to  any   contract,
                  arrangements or understandings with any person with respect to any securities of Nashua, including, but not limited to, joint
                  ventures,   loan  or  option  arrangements,   puts  or  calls,
                  guarantees  against loss or guarantees of profit,  division of losses or profits,  or the giving or  withholding  of proxies;
                  (vii) no associate of any Nominee owns beneficially,  directly or  indirectly,  any  securities of Nashua;  (viii) no Nominee owns beneficially,  directly or indirectly,  any securities of any parent or subsidiary of Nashua;  (ix) no Nominee or any of his  associates was a party to any  transaction,  or series of similar  transactions,  since the  beginning of Nashua's  last
                  fiscal  year,  or  is  a  party  to  any  currently   proposed
                  transaction,  or  series  of  similar  transactions,  to which
                  Nashua or any of its  subsidiaries was or is to be a party, in which the amount involved exceeds $60,000;  and (x) no Nominee or any of his associates has any arrangement or  understanding with any  person  with  respect to any  future  employment  by
                  Nashua  or its  affiliates,  or  with  respect  to any  future transactions  to which Nashua or any of its affiliates will or may be a party.

                  Each of the Nominees has consented to be named as a nominee in this Notice,  to be named as a nominee in any proxy  statement filed by Newcastle in connection with the  Solicitation and to serve as a director of Nashua,  if so elected.  Such  consents are attached hereto as Exhibit A.

                  A representative  of Newcastle  intends to appear in person or by  proxy  at the  Annual  Meeting  to  nominate  the  persons specified in this Notice for election to the Nashua Board.

(ii)              THE NAME AND ADDRESS OF THE STOCKHOLDER  GIVING THE NOTICE, AS
                  BELIEVED TO APPEAR ON NASHUA'S BOOKS:

                  Newcastle Partners, L.P.
                  300 Crescent Court, Suite 1110
                  Dallas, Texas 75201

(iii)             THE CLASS AND  NUMBER  OF  SHARES OF  CAPITAL  STOCK OF NASHUA
                  WHICH ARE  BENEFICIALLY  OWNED BY THE  STOCKHOLDER  GIVING THE
                  NOTICE:

                  Newcastle  beneficially owns 507,200 shares of Common Stock, 1 share of which is held of record.

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 17 of 24 Pages
------------------------                                ------------------------

         Please  address  any  correspondence  to  Newcastle   Partners,   L.P.,
Attention: Mark E. Schwarz,  telephone (214) 661-7474,  facsimile (214) 661-7475
(with a copy to our counsel,  Olshan  Grundman  Frome  Rosenzweig & Wolosky LLP,
Park Avenue Tower,  65 East 55th Street,  New York,  New York 10022,  Attention:
Steven Wolosky, Esq., telephone (212) 451-2333,  facsimile (212) 451-2222).  The giving  of this  Notice  is not an  admission  that any  procedures  for  notice concerning the  nomination of directors to the Nashua Board are legal,  valid or binding, and Newcastle reserves the right to challenge their validity.

                                         Very truly yours,

                                         NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its General Partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its General Partner

                                         By: /s/ Mark. E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 18 of 24 Pages
------------------------                                ------------------------

                                    EXHIBIT A

                                NOMINEE CONSENTS

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 19 of 24 Pages
------------------------                                ------------------------

                                 MARK E. SCHWARZ
                     C/O NEWCASTLE CAPITAL MANAGEMENT, L.P.
                         300 CRESCENT COURT, SUITE 1110
                               DALLAS, TEXAS 75201

                                                                   March 1, 2006

Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063
Attn: Suzanne L. Ansara, Clerk / Secretary

Dear Ms. Ansara:

         You are hereby  notified  that the  undersigned  consents  to (i) being named  as  a  nominee  in  the  notice  provided  by  Newcastle  Partners,  L.P.
("Newcastle")  of its  intention  to nominate the  undersigned  as a director of
Nashua Corporation  ("Nashua") at the 2006 annual meeting of stockholders or any other  meeting  of  stockholders  held in lieu  thereof,  and any  adjournments, postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a nominee in any proxy  statement  filed by  Newcastle  in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Nashua if elected at the Annual Meeting.

                                         Very truly yours,

                                         /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 20 of 24 Pages
------------------------                                ------------------------

                                 STEVEN J. PULLY
                     C/O NEWCASTLE CAPITAL MANAGEMENT, L.P.
                         300 CRESCENT COURT, SUITE 1110
                               DALLAS, TEXAS 75201

                                                                   March 1, 2006

Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063
Attn: Suzanne L. Ansara, Clerk / Secretary

Dear Ms. Ansara:

         You are hereby  notified  that the  undersigned  consents  to (i) being named  as  a  nominee  in  the  notice  provided  by  Newcastle  Partners,  L.P.
("Newcastle")  of its  intention  to nominate the  undersigned  as a director of
Nashua Corporation  ("Nashua") at the 2006 annual meeting of stockholders or any other  meeting  of  stockholders  held in lieu  thereof,  and any  adjournments, postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a nominee in any proxy  statement  filed by  Newcastle  in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Nashua if elected at the Annual Meeting.

                                         Very truly yours,

                                         /s/ Steven J. Pully
                                         ---------------------------------------
                                         Steven J. Pully

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 21 of 24 Pages
------------------------                                ------------------------

                               CLINTON J. COLEMAN
                     C/O NEWCASTLE CAPITAL MANAGEMENT, L.P.
                         300 CRESCENT COURT, SUITE 1110
                               DALLAS, TEXAS 75201

                                                                   March 1, 2006

Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063
Attn: Suzanne L. Ansara, Clerk / Secretary

Dear Ms. Ansara:

         You are hereby  notified  that the  undersigned  consents  to (i) being named  as  a  nominee  in  the  notice  provided  by  Newcastle  Partners,  L.P.
("Newcastle")  of its  intention  to nominate the  undersigned  as a director of
Nashua Corporation  ("Nashua") at the 2006 annual meeting of stockholders or any other  meeting  of  stockholders  held in lieu  thereof,  and any  adjournments, postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a nominee in any proxy  statement  filed by  Newcastle  in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Nashua if elected at the Annual Meeting.

                                         Very truly yours,

                                         /s/ Clinton J. Coleman
                                         ---------------------------------------
                                         Clinton J. Coleman

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 22 of 24 Pages
------------------------                                ------------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

         WHEREAS,  certain  of  the  undersigned  are  stockholders,  direct  or beneficial, of Nashua Corporation, a Massachusetts corporation ("Nashua");

         WHEREAS,  Newcastle  Partners,  L.P.  ("Newcastle"),  Newcastle Capital
Management,  L.P., Newcastle Capital Group,  L.L.C., Mark E. Schwarz,  Steven J.
Pully and  Clinton J.  Coleman  wish to form a group for the  purpose of seeking representation on the Board of Directors of Nashua, at the request of Newcastle;

         WHEREAS, Newcastle intends to nominate Mark E. Schwarz, Steven J. Pully and Clinton J.  Coleman as nominees to be elected to the Board of  Directors  of
Nashua at the 2006  annual  meeting  of  stockholders  of  Nashua,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements, reschedulings or continuations thereof (the "Annual Meeting").

         NOW, IT IS AGREED, this 1st day of March 2006 by the parties hereto:

         1. In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange Act of 1934, as amended,  each of the  undersigned  (collectively,  the
"Group")  agrees to the joint filing on behalf of each of them of  statements on
Schedule 13D with respect to the securities of Nashua.  Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein.

         2. So long as this  agreement  is in  effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their  purchases or sales of  securities of Nashua;  or
(ii) any  securities  of Nashua over which they acquire or dispose of beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

         3.  Each of the  undersigned  agrees  to  solicit  proxies  or  written consents,  at the request of  Newcastle,  for the  election of Mark E.  Schwarz,
Steven J. Pully, and Clinton J. Coleman (the "Nominees"), or any other person(s)
nominated  by  Newcastle,  to the Board of  Directors  of  Nashua at the  Annual
Meeting.

         4. Newcastle  agrees to bear all expenses  incurred in connection  with the Group's  activities,  including expenses incurred by any of the parties in a solicitation  of  proxies  or written  consents  by the  members of the Group in connection with the Annual  Meeting.  Notwithstanding  the foregoing,  Newcastle shall not be  required to  reimburse  any party for (i)  out-of-pocket  expenses incurred by a party in the aggregate in excess of $250 without Newcastle's prior written  approval;  (ii) the value of the time of any  party;  (iii)  legal fees incurred without  Newcastle's prior written  approval;  or (iv) the costs of any counsel,  other  than  Olshan,  employed  in  connection  with  any  pending  or threatened litigation without Newcastle's prior written approval.

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 23 of 24 Pages
------------------------                                ------------------------

         5. The  relationship of the parties hereto shall be limited to carrying on the  business of the Group in  accordance  with the terms of this  Agreement.
Such  relationship  shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of Nashua, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

         6. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

         7. In the event of any dispute  arising out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

         8. Any party hereto may terminate his obligations  under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

         9. Each party  acknowledges  that Olshan  shall act as counsel for both the Group and Newcastle.

------------------------                                ------------------------
CUSIP No. 631226107                   13D                    Page 24 of 24 Pages
------------------------                                ------------------------

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                         NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its General Partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its General Partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its General Partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         /s/ Mark E. Schwarz
                                         --------------------------------------
                                         MARK E. SCHWARZ

                                         /s/ Steven J. Pully
                                         ---------------------------------------
                                         STEVEN J. PULLY

                                         /s/ Clinton J. Coleman
                                         ---------------------------------------
                                         CLINTON J. COLEMAN